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                         April 19, 2024

       Peter Howard
       General Counsel
       Mesoblast Ltd
       505 Fifth Avenue, Third Floor
       New York, NY 10017

                                                        Re: Mesoblast Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed April 16,
2024
                                                            File No. 333-278727

       Dear Peter Howard:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tamika
Sheppard at 202-551-8346 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Andrew Reilly